Mail Stop 0407

      February 9, 2005


Marvin Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
c/o Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450

	RE:  	Fusion Telecommunications International, Inc.
      Registration Statement on Form S-1/A
      Filed February 3, 2005
      File No. 333-120412

Dear Mr. Rosen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






General

1. We note your response to our prior comment number three of our letter dated January 28, 2005. Yet it is still not clear to us that the private offering to Karamco will be considered completed at the time of effectiveness of the registration statement or even at the time of completion of the initial public offering. Therefore, we reissue the comment. Please remove the 150,000 shares issuable to Karamco from the registration statement and revise your disclosure in the resale prospectus and legality opinion accordingly. We also note that, if you do choose to register these shares in the future, you should identify Karamco as an underwriter.

2. Please consider including a heading called "Executive Compensation" or a similar heading which precedes the summary compensation table. Also, please update your executive compensation and certain relationships and related transactions disclosure to reflect information for the entire year ended December 31, 2004. See
Items 402 and 404 of Regulation S-K. In addition, to the extent that you have not already done so, please update any other information required under Regulation S-K to be updated for 2004.

Fee Table

3. We note from the fee table that you are registering the common shares underlying the redeemable warrants though they are not exercisable for at least a year. Supplementally advise us whether you intend to file a post-effective amendment to the registration statement to provide updated disclosure and a revised cover page to reflect the issuance of the underlying common stock at some point in time prior to the warrants becoming exercisable. Additionally, include a footnote to the fee table indicating that you are registering the common shares underlying the redeemable warrants, but that those common shares are not being offered at this time. Also explain in the footnote that you will revise the prospectus to reflect the offer of the common shares once the warrants become exercisable.

Management`s Discussion and Analysis, page 22

      Revenues, page 23

4. We note your response to our prior comment 10. Please reconcile to us your statement in the response that "[a]ll categories of revenue are recorded and tracked at the product and customer level" with your statement in your response to prior comment 9 that you "track and manage Off-net revenues and costs by provider (vendor) instead of by individual destination."



Business, page 38

5. We note your disclosure in response to our prior comment 12 that, to facilitate your offer of services, you have an "in-country partnership" in Libya, a country named by the U.S. State Department as a country that sponsors terrorism. Tell us when you first entered into negotiations regarding creation of the partnership. If before
September 21, 2004, the date that economic sanctions against Libya administered by the U.S. Treasury Department`s Office of Financial Assets Control were lifted, please tell us when you began providing services in Libya and outline in detail the terms of the partnership, including when it began, how your partner has assisted in your provision of services, and whether any Libyan government entity has had an interest in the partnership. Advise us of your view as to the materiality of the partnership to your company, and whether the partnership constitutes a material investment risk to your security holders, by virtue of your ties to a country identified as a state sponsor of terrorism and subject to United States economic sanctions.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors (including the potential impact of corporate activities upon a company`s reputation and share value) that a reasonable investor would deem important in making an investment decision.

Please include in your risk factors a description of any material risks to your company, quantitative or otherwise, related to this partnership and to doing business in Libya. Provide us with any other details that you have considered in assessing the current and future materiality of this partnership to your business.

Shares Eligible for Future Sale, page 73

6. Revise the first paragraph to indicate the number of shares of common stock that will be available for resale when the warrants become exercisable. We note that you include this information in the risk factor on page 14.


Underwriting, page 75

7. We note that the underwriting agreement suggests Kirlin Securities will solicit the exercise of warrants issued in the public offering.
Please tell us whether you have considered whether this special selling effort could cause you to be considered in distribution and what steps will be taken to ensure the restrictions set forth in Rules 101 and 102 of Regulation M are not violated. Please also see the answer to the first question concerning distribution in the Division of Market Regulation: Staff Legal Bulletin No. 9, Frequently Asked Questions about Regulation M, available on our website.

Financial Statements

8. In light of the Company`s current period loss and use of cash in operations, combined with your history of losses and use of cash in operations, it appears you should have tested your long-lived assets for recoverability pursuant to paragraph 8 of SFAS 144. In this regard, we also note the trend of revenues shifting from on-net to off-net in the table on page 25. Please explain to us management`s consideration of these circumstances when complying with the guidance in SFAS 144. If you did test your long-lived assets for impairment, tell us when and explain to us in detail why an impairment was not recognized. If you have not tested your long-lived assets for impairment explain to us why not.

Interim Financial Statements

9. Please comply with all of the above comments as applicable.

Alternate Cover Page for Selling Securityholder Prospectus, page
A-1

10. We note, as a response to our prior comment 19, your deletion of information regarding the exercise price of the warrants. Rather than deleting this information to fit the one-page limit, please consider deleting unnecessary, immaterial and redundant information, including unnecessary parenthetical definitions and most of the information contained in the third paragraph.

Exhibit 5.1

11. Revise the legality opinion to have counsel opine that the warrants are legal and binding obligations of the issuer.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 824-5357, or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 942-1916, or me at (202) 942-1797
with any other questions.


					Sincerely,



					Michele M. Anderson
					Legal Branch Chief


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus


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Mr. Rosen
Fusion Telecommunications International, Inc.
February 9, 2005
Page 2